UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

August 15, 2018

(Date of Report (Date of earliest event reported))

MogulREIT I, LLC

(Exact name of registrant as specified in its charter)

Delaware		32-0487554
(State or other jurisdiction		(I.R.S. Employer
of incorporation or organization)		Identification No.)

10780 Santa Monica Blvd, Suite 140
Los Angeles, CA, 90025
(Full mailing address of
principal executive offices)

(877) 781‑7153

(Issuer’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events.

On August 15, 2018, we issued an offering overview discussing our financial results for the quarter ended June 30, 2018. The text of the offering overview is set forth below.

Q2 2018*

MOGULREIT I

OFFERING OVERVIEW	TOTAL INVESTMENT VALUE1	34,501,733
	TOTAL ASSET VALUE2	$206,000,000
	NUMBER OF INVESTMENTS	15
MogulREIT I is a public, non-traded REIT, investing in commercial real	WEIGHTED AVERAGE INVESTMENT TERM	49 Months
estate properties diversified by sector and geography with a focus on	ANNUALIZED DISTRIBUTION RATE3	8.0%
providing monthly income to investors.
	DISTRIBUTION FREQUENCY	Monthly

KEY OBJECTIVES	TAX REPORTING FORM	1099-DIV

 To pay attractive and consistent cash distributions; and

 To preserve, protect, increase and return your capital contribution.

PORTFOLIO STATISTICS 4

Retail 32.30% Preferred Equity 41.50% West 53.20% Multifamily 30.70% Mezzanine Debt 30.10% South 30.70% Office 29.80% Debt 28.40% East 12.00% Industrial 7.10% Midwest 4.00%

1  Aggregate value of all underlying investments in MogulREIT I, LLC based on the current outstanding investment amount.

2  Aggregate value of all underlying investments in MogulREIT I, LLC based on appraisals dated within 6 months of the original acquisition by Realty Mogul, Co. or Realty Mogul Commercial Capital, Co., as applicable.

3  MogulREIT I has consistently declared distributions on a monthly basis since it started its operation. All distributions equate to approximately 8.0% on an annualized basis based upon the historical NAV. The annualized distribution rate is not a guarantee or projection of future distributions and may not recur.

4  Based on the current outstanding investment amount.

INVESTMENT ACTIVITY

Distributions

All monthly distributions declared during the second quarter of 2018, in addition to all distributions declared and paid since the REIT began its operation, equate to approximately 8.00% on an annualized basis based upon the historical NAV.

Asset Additions

ORANGE TREE VILLAGE

On April 23, 2018, we acquired a $2,275,000 preferred equity investment in connection with the acquisition of Orange Tree Village, a 110 unit, eight- building Class B multifamily unit in Tucson, Arizona. We acquired the preferred equity from Realty Mogul Commercial Capital, Co. for a purchase price of $2,291,683, which represents the principal amount plus accrued unpaid interest of $16,683.

AMERIGROUP HEADQUARTERS

On May 21, 2018, we acquired a $1,700,000 preferred equity investment related to the acquisition of Amerigroup Corporate Headquarters, a 70,760 square foot, Class A 4-story office building built in 1989. We acquired the preferred equity investment from Realty Mogul Commercial Capital, Co. for a purchase price of $1,704,911.11, which represents the principal amount plus accrued unpaid interest of $4,911.11

Completed Investments

WYCKOFF AVENUE APARTMENTS

On June 13, 2018, the sponsor under the junior participation note we acquired on June 20, 2017 relating to the refinancing and redevelopment of a mixed-use four-property portfolio located in the Bushwick neighborhood of Brooklyn, New York, paid off the loan balance in full in the amount of $1,355,488, which included $1,350,000 in outstanding principal balance plus $5,488 in accrued interest through June 13, 2018. As contemplated in the business plan, the sponsor used the loan and other sources of capital to fund the completion of an existing renovation plan and repay a construction loan nearing maturity secured by the portfolio. All interest payments were paid in full during the investment period, equating to an interest rate of 11.75% for the first six months, and 12.25% for the remaining six months.

MARKET OVERVIEW AND PORFOLIO UPDATES

GDP GROWTH

We believe one important indicator of economic health is the real GDP growth rate as a positive growth rate indicates an expanding economy. As depicted in the chart to the right from the U.S. Bureau of Economic Analysis, GDP growth in Q2 2018 reached its highest rate in approximately four years and has averaged over 2% since 2010.

EMPLOYMENT GROWTH

Job growth has also remained strong, and unemployment rates are at their lowest levels in a decade, ending Q2 2018 at 4.0%. We believe that this is one of the most important macroeconomic indicators for real estate.

Civilian unemployment rate, seasonally adjusted

Total
Men, 20 years and over
Women, 20 years and over
16 to 19 years old
White
Black or African American
Asian
Hispanic or Latino
Percent
11.0
10.0
9.0
8.0
7.0
6.0
5.0
4.0
3.0
July 1998
July 2000
July 2002
July 2004
July 2006
July 2008
July 2010
July 2012
July 2014
July 2016
July 2018

Note: Shaded area represents recession, as determined by the National Bureau of Economic Research.
Persons whose ethnicity is identified as Hispanic or Latino may be of any race.
Source: U.S. Bureau of Labor Statistics.

RISK MITIGATION

While the real GDP growth and unemployment metrics are strong, there are certain macroeconomic indicators that we are consistently monitoring for the purposes of risk mitigation. Firstly, although employment growth is positive, wage growth has remained static. As a result, we believe that consumers may not be capturing the full benefit of the growing economy.

12-month percent change in real average hourly and weekly earnings for private sector employees, June 2008 to June 2018, seasonally adjusted

All employees, average hourly earnings
All employees, average weekly earnings
Production and nonsupervisory employees, average hourly earnings
Production and nonsupervisory employees, average weekly earnings
7.5%
5.0%
2.5%
0.0%
-2.5%
-5.0%
2008
2010
2012
2014
2016
2018

Source: U.S. Bureau of Labor Statistics.

MARKET OVERVIEW AND PORFOLIO UPDATES (CONT.)

RISK MITIGATION (CONT.)

Further, one of the drawbacks of high real GDP growth may be an increase in inflation, which would partially erase gains as the dollar becomes less valuable. The U.S. Bureau of Labor Statistics’ Consumer Price Index, or CPI, measures the price changes in consumer goods and services. As indicated in the chart to the right, CPI has been steadily increasing since June 2014.

POTENTIAL CONSEQUENCES OF CONTINUED GROWTH

Though a high GDP and rising CPI indicate an expanding economy, there may be other consequences if such growth becomes unmanageable. In order to curb excessive inflation, the Federal Reserve may raise interest rates, which would decrease the money supply and encourage saving rather than spending. The Federal Reserve raised rates three times in 2017 and twice in 2018.

From a capital markets perspective as it relates to MogulREIT I investments, a rising interest rate environment means that future borrowing may be more expensive. As a result, borrowers may look to refinance loans sooner if they believe that interest rates will continue to rise. We believe that this demand can create opportunities for additional lending in the near-term.

Furthermore, although small-cap CRE prices dipped for the third month in a row, according to Boxwood Means, they are still higher than any time since March 2008.

MARKET OVERVIEW AND PORFOLIO UPDATES (CONT.)

EFFECTS ON CAP RATE

In a rising interest rate environment, one might expect to see cap rates rise with interest rates as valuations decrease due to the increased financing costs; however, as interest rates have risen over the past two years, cap rates have decreased. According to CBRE’s Cap Rate Survey for H1 2018, cap rates have decreased year-over-year for all sectors aside from retail and suburban office despite a narrowing spread against the 10-year treasury.

Cap rates have continued to fall leading to higher valuations. Despite this sentiment, we believe that MogulREIT I can differentiate itself as an investment vehicle as we rely on our stringent underwriting and pipeline of investments generated by our proprietary technology to continue to source deals that we believe are in the best interests of our investors.

SUB-REGION SPOTLIGHT

Four of the most recent six loans originated by MogulREIT I have been for properties located in the Pacific sub-region, specifically Corona Marketplace, 378 Moss Street, 2395 29th Avenue and 1450 - 1460 South Harbor Boulevard.

PROPERTY	DATE	ASSET TYPE	PRODUCT	CITY	STATE	TERM	INTEREST RATE	BALANCE AT ORIGINATION	% OF REIT
Corona Marketplace	8/17/17	Retail	Mezz Debt	Corona	CA	84 mo.	14%	$3,549,300	10.3%
378 Moss Street	11/15/17	Multifamily	Debt	Chula Vista	CA	24 mo.	8.5%	$3,575,000	10.4%
2395 29th Ave	2/16/18	Multifamily	Debt	San Francisco	CA	36 mo.	8%	$4,750,000	13.8%
1450-1460 S Harbor Blvd	3/16/18	Retail	Pref Equity	La Habra	CA	24 mo.	14%	$1,900,000	5.5%
							10.5%	$13,774,300	39.9%

MARKET OVERVIEW AND PORFOLIO UPDATES (CONT.)

SUB-REGION SPOTLIGHT (CONT.)

Through Q2 2018, overall investment volume where these assets are located, Greater Los Angeles, San Francisco Bay Area and San Diego, is the 2nd, 3rd and 13th greatest in the nation respectively. Justifying the investment volume, NCREIF Property Index reported a 9.61% return for properties in this sub-region over the past year, composed of 4.97% asset appreciation and 4.47% income. The appreciation percentage is 2.6% higher than the next highest sub-region.

In addition to strong returns overall, properties located in the Pacific sub-region also outperformed other sub- regions when analyzed by individual asset type, specifically retail and multifamily. For the retail assets, neighborhood centers in the Pacific sub- region have averaged 7.3% return over the past year period, 0.4% more than the next highest sub-region.1  Community centers located in the Pacific sub-region have averaged 5.9% returns, trailing only the Southeast and Mideast sub-regions.2

Similarly, Pacific multifamily properties have also excelled relative to other sub-regions. Garden-style apartments have averaged 10.5% returns over the past year, trailing only the Mountain sub- region.3  Low-rise apartment communities have averaged 7.5% returns over the past year, the highest in the nation.4

As we seek optimal risk-adjusted returns for our investors, the strong metrics in the Pacific sub-region have guided our investment strategy. While we are not limited to investments in this location, we are encouraged by the continued strong sub-region metrics since these investments were acquired as justification for our investment methodology.

1,2,3,4 Source: CBRE Research, Real Capital Analytics, Q2 2018.	2395 29th Ave, San Francisco, CA

DISTRIBUTION SUMMARY

Q2 DISTRIBUTION RATE PER SHARE 2.0% YTD DISTRIBUTION RATE PER SHARE 4.0% ANNUALIZED DISTRIBUTION RATE PER SHARE* 8.0%

NET ASSET VALUE (NAV)

PRICE PER SHARE $10.00	NAV PER SHARE (ON 6/30/18) $9.70

NAV is calculated on a quarterly basis by taking the total value of our assets less the total value of our liabilities, divided by the number of shares outstanding.

Offering costs can be up to 3.0% of the purchase price. Based on a successful raise, the REIT would ultimately incur the full 3.0%, resulting in a full $0.30 reduction to the $10.00 purchase price and a NAV per share of $9.70.

Investors should reasonably expect the future NAV per share to fully reflect the 3.0% offering costs.

Copyright © 2018 RM Adviser, LLC, All rights reserved.

Previous Updates

Please follow the below links to access updates for descriptions of other investments in prior quarters.

Q1 2018 Investor Letter

Q4 2017 Investor Letter

Q3 2017 Investor Letter

Q2 2017 Investor Letter

Q1 2017 Investor Letter

Q4 2016 Investor Letter

We remain excited about all that 2018 has in store for MogulREIT I and our investors. We continue to expand our real estate, technology and investor relations teams and look forward to bringing even more exclusive, highly vetted deals to our clients. We hope you will join us in your pursuit of building wealth as we continue to source institutional quality real estate investments on behalf of discerning investors.

As always, please feel free to contact us at info@realtymogul.com or call directly with any questions you may have.

Sincerely,

/s/ Jilliene Helman

Jilliene Helman

CEO, RM Adviser, LLC

CEO, Realty Mogul, Co.

Forward-Looking Statements

This Current Report on Form 1-U contains forward-looking statements within the meaning of the federal securities laws. The words “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” “continue,” “could,” “might,” “potential,” “predict,” “should,” “will,” “would,” and similar expressions or statements regarding future periods or the negative of these terms are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Current Report on Form 1-U.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MogulREIT I, LLC
By:	RM Adviser, LLC, its Manager
By:	/s/ Jilliene Helman
Name:	Jilliene Helman
Title:	Chief Executive Officer
Date:	August 15, 2018